UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
FORM 6-K
_____________________
 REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934
 May 21 , 2025
_____________________
 Pan American Silver Corp.
(Exact name of registrant as specified in its charter)
 2100-733 Seymour Street
VANCOUVER BC CANADA V6B 0S6
(Address of principal executive offices)
  001-41683
(Commission File Number)
_____________________
 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X
 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXHIBIT LIST

Exhibit	Description
99.1	Material Change Report - MAG Silver Corp. Acquisition
99.2	Arrangement Agreement - MAG Silver Corp. Acquisition
99.3	Form of Voting and Support Agreement - MAG Silver Corp. Acquisition

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: May 21, 2025	By:	/s/ "Delaney Fisher"
Delaney Fisher
SVP, Associate General Counsel and Corporate Secretary